Exhibit 12.1

JSCE, INC.
CALCULATION OF HISTORICAL RATIOS
OF EARNINGS TO FIXED CHARGES
(In millions)

	9 Months Ended		Year Ended December 31,
	9/30/02	9/30/01	2001	2000	1999	1998	1997
Income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change	$116	$126	$186	$245	$462	$(279)	$(22)
Add (deduct):
Equity in (earnings) loss of affiliates	0	0	0	1	(1)	0	0
Interest expense (a)	69	99	125	160	227	196	196
Interest component of rental expense (c)	10	10	13	12	12	13	12

Earnings available for fixed charges	$195	$235	$324	$418	$700	$(70)	$186

Fixed charges:
Interest expense (a)	$69	$99	$125	$160	$227	$196	$196
Capitalized interest	1	2	2	4	3	2	5
Interest component of rental expense (c)	10	10	13	12	12	13	12

Total fixed charges	$80	$111	$140	$176	$242	$211	$213

Ratio of earnings to fixed charges	2.44	2.12	2.31	2.38	2.89	(b)		(b)

(a)
Interest expense includes amortization of debt issuance cost of $5 million in 2001, $7 million in 2000, $10 million in 1999, $8 million in 1998, $11 million in 1997 and $4 million and $2 million for the nine month periods ended September 30, 2001 and 2002, respectively.

(b)
Earnings were inadequate to cover fixed charges for the years ended December 31, 1998 and 1997 by $281 million and $27 million, respectively.

(c)
The interest component of rental expense is deemed to be one-fourth of lease rental expense.